EXHIBIT 12.1

INTEGRATED CIRCUIT SYSTEMS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	FY1999	FY2000	FY2001	FY2002	FY2003
Earnings:
Income from continuing operations, before income taxes	31,603	25,677	70,286	44,799	73,599
Fixed charges:
INTEREST EXPENSE	2,729	3,360	207	1,056	1,317
AMORT OF DEBT EXPENSE (DEF FIN CHG)	226	13,172	12	53	149
INTEREST EXPENSE FROM RENT EXPENSE	285	461	481	540	592

Total fixed charges	3,240	16,993	700	1,649	2,058

Ratio of earnings to fixed charges	9.76x	1.51x	100.37x	27.17x	35.76x